SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2004

                                  Serono S.A.
                      -----------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                      -----------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F   X    Form  40-F
                -----             -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                               -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No X
         ---    ---

     (If  "Yes"  is  marked,  indicate  below  the  file  number assigned to the
registrant  in  connection  with  Rule  12g3-2(b):  82-      )
                                                       ------


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                                                                          SERONO




Media  Release



FOR  IMMEDIATE  RELEASE
-----------------------

      POSITIVE RESULTS FOR RAPTIVA(R) (EFALIZUMAB) IN FIRST PSORIASIS STUDY
                          OUTSIDE OF THE UNITED STATES

                Treatment response in line with previous studies

GENEVA, SWITZERLAND - APRIL 30, 2004 - Serono (virt-x: SEO and NYSE: SRA) announced today the results from the CLEAR trial, the first randomized placebo-controlled, study with Raptiva(R) (efalizumab) conducted outside of the United States. The results of CLEAR demonstrate that Raptiva is safe and efficacious. They are also consistent with the previous trials which formed the basis for the approval of Raptiva for chronic moderate-to-severe plaque psoriasis in the US and Switzerland.

In the 793 patient multi-center study, 31.4% of patients treated with Raptiva once a week for a period of 12 weeks showed a 75% or greater improvement in their Psoriasis Area and Severity Index (PASI 75) score versus 4.2% of patients on placebo (p<0.0001). In addition 53.7% achieved 50 percent or greater PASI score improvement (PASI 50), versus 14.4% in the placebo group (p<0.0001).

CLEAR is also the first prospective study with a biological treatment in patients whose psoriasis cannot be controlled by, are intolerant to or are contraindicated to other currently available systemic therapies. The results in this sub-group of 526 patients are also consistent with the results in the broader moderate-to-severe population.

In this sub-group, 29.5% of patients treated with Raptiva showed improvement in their PASI 75 score after 12 weeks of therapy versus 2.7% on placebo (p<0.0001). In addition 52% achieved 50 percent or greater PASI score improvement (PASI 50), versus 12% in the placebo group (p<0.0001).

 "These results confirm that Raptiva is effective in psoriasis patients, including those whose needs are not met by current treatments," said Dr. Franck Latrille, Senior Executive Vice President Global Product Development of Serono. "This study broadens the knowledge of psoriasis and of the therapeutic impact of Raptiva in this life-ruining disease."

The CLEAR study was randomized in a 2:1 ratio (Raptiva/placebo), with Raptiva patients being treated with a weekly 1mg/kg subcutaneous injection. The study was undertaken across Europe and in Canada, Australia, Israel and Mexico.

Full results will be presented for the first time to the scientific community at the current EADV (European Academy of Dermatology and Venerology) Spring Congress in Budapest at 11.00am tomorrow, Saturday 1st May.


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
ABOUT  RAPTIVA(R)

Raptiva(R) is a humanized therapeutic antibody designed to selectively and reversibly block the activation, reactivation and trafficking of T-cells that lead to the development of psoriasis symptoms. In clinical studies, Raptiva demonstrated a rapid onset of action in the reduction of symptoms associated with psoriasis, in some patients within four weeks of initiating treatment. In the U.S, Raptiva is administered once weekly via subcutaneous injection and can be self-administered by patients at home.

Serono has the rights to develop and market Raptiva worldwide outside of the United States and Japan. On March 16, 2004, Serono announced approval for Raptiva in Switzerland for adult patients with moderate-to-severe plaque psoriasis. Serono announced in February 2003 that it had submitted a Marketing Authorization Application (MAA) to the European Agency for the Evaluation of Medicinal Products (EMEA) for European Union Approval of RAPTIVA in psoriasis. Serono anticipates a final decision during the second half of 2004.

Development and marketing rights in the United States remain with Genentech Inc. (NYSE:DNA) and its U.S. partner XOMA (Nasdaq: XOMA). Raptiva has been available since November 2003 in the U.S. for the treatment of moderate-to-severe chronic plaque psoriasis in adults aged 18 or older who are candidates for systemic therapy or phototherapy.

More than 3,500 patients have been studied with Raptiva to date, creating the largest existing database of patients treated with an approved biologic therapy for psoriasis.


ABOUT  PSORIASIS

Psoriasis is a T-cell mediated disease which occurs when skin cells grow abnormally, resulting in thick, red, scaly, inflamed patches. Plaque psoriasis, the most common form of the disease is characterized by inflamed patches of skin ("lesions") topped with silvery white scales. Psoriasis can be limited to a few spots or involve extensive areas of the body, appearing most commonly on the scalp, knees, elbows and trunk. Although it is highly visible, psoriasis is not a contagious disease. While there are a number of medications that may help control the symptoms of psoriasis, there currently is no known cure.


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ABOUT  SERONO

Serono is a global biotechnology leader. The Company has seven recombinant products, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R) and Zorbtive(TM) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

                                       ###


Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###



FOR MORE INFORMATION, PLEASE CONTACT:

CORPORATE  MEDIA  RELATIONS:     CORPORATE INVESTOR RELATIONS:
Tel:  +41 22 739 36 00           Tel:  +41 22 739 36 01
Fax:  +41 22 739 30 85           Fax:  +41 22 739 30 22
http://www.serono.com            Reuters:  SEO.VX / SRA.N
---------------------            Bloomberg:  SEO VX / SRA US

                                 INVESTOR RELATIONS, USA:
                                 Tel:  +1 781 681 2552
                                 Fax:  +1 781 681 2912


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              SERONO S.A.
                                              a Swiss corporation
                                              (Registrant)



April 30, 2004                           By:  /s/  Francois Naef
                                              -----------------------------
                                              Name:  Francois Naef
                                              Title: Secretary


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